SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2015

(in thousands of dollars, except share data)

Assets

Cash	$ 1,039
Cash segregated in compliance with federal and other regulations	500
Securities owned, at market value	31,483
Deposits with clearing organizations	450
Receivables from customers, net of allowance for doubtful accounts of $23	1,004
Receivable from affiliate	125
Fees receivable from affiliated funds	8,079
Fees receivable from non-affiliated funds	2,404
Receivable from clearing organizations	2,002
Tax receivable	2,359
Deferred income tax asset	2,661
Other assets	415
Total assets	52,521

Liabilities and Shareholder's Equity

Payable to customers	157
Distribution fees payable	2,876
Payable to parent	2,263
Payable to affiliates	5,564
Payable to clearing organizations	90
Deferred income tax liability	698
Securities sold not yet purchased, at market value	12
Accrued soft dollars	8,902
Other liabilities	735
Total liabilities	21,297

Shareholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	10,914
Total shareholder's equity	31,224
Total liabilities and shareholder's equity	$ 52,521

The accompanying notes are an integral part of these financial statements.